

April 26, 2022

Sun MinQi
Senior Vice President and Chief Financial Officer
Sands China Ltd.
The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao

>   **Re: Sands China Ltd.**
>   **Amendment No. 1 to Registration Statement on Form F-4**
>   **Filed April 4, 2022**
>   **File No. 333-262328**

Dear Mr. MinQi:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed April 4, 2022

Cover Page

1.   Disclosure provided in response to prior comment 2 suggests that only your back office support operations in mainland China would be subject to the Chinese government's significant oversight, discretion and control over the manner in which businesses must conduct their activities. Please revise to provide a clear statement addressing the risk that the Chinese government would exercise significant direct or indirect oversight, discretion or control over the manner in which you conduct business in Macau and Hong Kong. Please also clarify the nature and significance to the company of the back office operations and the impact of the Chinese government's oversight, discretion and control

over these operations and the resulting impact on the company's Macau and Hong Kong operations. Please revise similar disclosure appearing on page 7 and on page 24.

2. We note that you cite various ways in which China is different from most developed countries. Please revise to provide a clear statement as to whether you face risks associated with the level of Chinese government involvement, control of capital investment, control of foreign exchange and allocation of resources. Please elaborate on these risks in the risk factors section.

3. We note that you have stated that you face risks and uncertainties as to whether and how recent Chinese government statements and regulatory developments could affect your operations and securities. Please also address statements related to anti-monopoly concerns, as requested in prior comment 2.

4. Please elaborate, in an appropriate section of the prospectus, on the "data privacy obligations" that are required by the PIPL. Also clarify whether you will be required to conduct a cybersecurity review if the PIPL applies.

5. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, payments or distributions have been made to date between you and your subsidiaries, or to investors, and quantify the amounts where applicable.

Summary, page 1

6. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries and parent, and the direction of transfer. Similarly quantify payments or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, payments or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors and others outside of Macao, China or Hong Kong. Describe any restrictions and limitations on your ability to make payments to U.S. investors under or with respect to the Notes.

Risk Factor Summary, page 6

7. Please revise the language leading in to the bullet points to refer to doing business in China, "including Hong Kong and Macau" so that it is clear that risks also apply to your operations in Macau and Hong Kong, and not solely to the back office operations in mainland China. In general, your disclosure should clarify the risks involving Chinese law and regulations, as well as Chinese government oversight, intervention or influence, as applied to your operations in Macau and Hong Kong, and not only the operations of the back office subsidiaries in mainland China.

8. In the third bullet point, where you refer to significant control over offerings of securities, please add a reference to foreign investment in China-based issuers. Where you describe the potential impacts on the company as a result of the items described in the bullet point,

please add that these items could result in a material change to your operations.

9. The risk described in the fourth bullet point relates to the risks related to the oversight, discretion or control that may be exercised by the Chinese government in relation to the back office subsidiaries located in China, and the possibility that this might change in the future. Please revise to address the risk that China's government may now or in the future directly or indirectly exert its oversight, discretion or control over your businesses operating in Macau or Hong Kong.

10. In the sixth bullet point, you state that you are not currently required to obtain any permission or approval from the CSRC, CAC, or any other mainland Chinese governmental authority, other than standard business licenses issued to your two back office subsidiaries located in China. Please disclose the basis for your determination that permissions and approvals are not required. If the determination is based on the opinion of counsel, please identify counsel and file its consent. Please also describe the consequences to you and your investors if you have inadvertently concluded that such permissions or approvals are not required, or if applicable laws, regulations or interpretations change and you are required to obtain such permissions or approvals in the future. Please also state whether any permissions or approvals have been denied.

Risk Factors, page 19

11. Disclosure provided in response to comment 7 suggests that only your back office support operations in mainland China would be subject to the Chinese government's significant oversight, discretion and control over the manner in which businesses must conduct their activities. Please revise the language in the page 24 risk factor beginning with, "Our business, financial condition and results of operations...," so that it is clear that the risks also apply to your operations in Macau and Hong Kong, and not solely to the back office operations in mainland China. Please also clarify the nature and significance to the company of the back office operations and the impact of the Chinese government's oversight, discretion and control on these operations and the resulting impact on the company's Macau and Hong Kong operations. Additionally, please revise your risk factors disclosure as appropriate in relation to our cover page, summary, and risk factor summary comments.

Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David Goldschmidt